

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2023

Kin Sun Sze-To
Chief Executive Officer
Plastec Technologies, Ltd.
c/o Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road
Kwun Tong, Kowloon, Hong Kong

> **Re: Plastec Technologies, Ltd.**
> **Amendment No. 1 to Form 20-F for the Fiscal Year Ended December 31, 2022**
> **File No. 000-53826**

Dear Kin Sun Sze-To:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Jeffrey M. Gallant